UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

         [ ] Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-QSB

                                                        SEC FILE NUMBER: 0-17371
                                                         CUSIP NUMBER: 404425605

For Period Ended: February 28, 1999

[ ]  Transition  Report on Form  10-KSB
[ ]  Transition  Report on Form 20-F
[ ]  Transition  Report  on Form  11-K
[X]  Transition  Report  on Form  10-QSB
[ ]  Transition Report on Form N-SAR

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Nothing  in this  form  shall be  construed  to imply  that the  Commission  has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:


Part I - Registrant Information

     Full Name of Registrant                     HYTK Industries, Inc.

     Former Name if Applicable                   N/A

     Address of Principal Executive Office:      701 East Main Street
                                                 Benedict, Kansas 66714

Part II--RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]  (b) The subject annual report, semiannual report, transition report on Form
         10-K, Form 10-KSB, Form 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB or N-SAR or portion thereof could not be filed within the prescribed time period.

     During the fiscal quarter ended February 28, 1999, the Company was engaged in a merger transaction. This merger involves complex accounting issues requiring research that has delayed the completion of unaudited consolidated financial statements for the fiscal quarter ended February 28, 1999.

Part IV - Other Information

     (1) Name and telephone number of person to contact in regard to this notification.

              Douglas L. Lamb        President          316-698-2250
              ------------------------------------------------------
                   (Name)            (Title)      (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                             (X) Yes  ( )  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                             (X) Yes  ( ) No

         If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

              A significant change in results of the Company's operations from the quarter ended February 28, 1998 will be reflected by the earnings statements to be included in the Form 10-QSB for the quarter ended February 28, 1999 due to the December 31, 1998 merger between the Company's wholly owned subsidiary, HYTK Holding Co., Inc. and Quest Resource Corporation. The consolidated financial statements are currently being prepared to satisfy the reporting requirements of section 13 or 15(d) of the Securities Exchange Act of 1934 .



                              HYTK Industries, Inc.
                      ------------------------------------
                  (Name of Registrant as specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:     April 14, 1999                By: /s/ Douglas L. Lamb, President
         ----------------------             ------------------------------
                                        Name:    Douglas L. Lamb
                                        Title:   President